Exhibit 16.1

November 23, 2022

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549 Ladies and Gentlemen:

We have read the statements made by Credex Corporation as filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Credex Corporation dated November 21, 2022. We agree with the statements concerning our Firm contained therein. We note, however, that information has come to our attention that may have required us to expand the scope of our audit or, if further investigated, may materially impact the financial statements for the year ended December 31, 2020 and the periods ended March 31, 2021, June 30, 2021, and September 30, 2021, which is a reportable event under 304(a)(1)(v) of Regulation S-K. We have not completed an investigation on this matter or drawn any conclusions regarding Credex Corporation’s financial statements.

Sincerely,

/s/ Frazier & Deeter, LLC
Frazier & Deeter, LLC